# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0001552781-22-000158
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Balaji Krishnamurthy, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 186,473,411; shared voting power 0; sole dispositive power 186,473,411; shared dispositive power 0; aggregate amount beneficially owned 186,473,411 (10.9% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 186,473,411 shares of Class A common stock, par value $0.00001 per share, of Aurora Innovation, Inc.
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated based on 1,708,146,085 shares of Class A common stock outstanding as of July 22, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026.
  
  This statement constitutes Amendment No. 6 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Aurora Innovation, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, Amendment No. 2, filed with the SEC on May 8, 2024, Amendment No. 3, filed with the SEC on May 15, 2025, Amendment No. 4 filed with the SEC on May 22, 2025, and Amendment No. 5, filed with the SEC on June 4, 2026, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Aurora Innovation, Inc.

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: The citizenship of each of the individuals referred to in Schedule I filed as Exhibit 99.1 hereto ("Schedule I") is set forth on Schedule I.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

On August 17, 2026, Neben Holdings, LLC, a wholly-owned subsidiary of the Reporting Person, sold 72,000,000 shares of Class A Common Stock to a financial institution in a block sale transaction at a price per share of $6.55 (the "Block Sale").

The Reporting Person periodically reviews its investments in issuers, including the Issuer, and intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer's business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may enter into additional transactions with respect to its investments, including to dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise. Any disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

The Reporting Person is not currently engaging in discussions with management of the Issuer, the Board, other shareholders of the Issuer or other relevant parties concerning the business, operations, board composition, management, strategy or control, or future plans of the Issuer that would reasonably be expected to result in any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, its directors or executive officers, has any present plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: After giving effect to the closing of the Block Sale, the Reporting Person is the beneficial owner of 186,473,411 shares of Class A Common Stock, which represent approximately 10.9% of the outstanding shares of Class A Common Stock as of July 22, 2026. The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 1,708,146,085 shares of Class A common stock outstanding as of July 22, 2026, as described in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026, and does not include any issued and outstanding shares of Class B common stock, $0.00001 par value per share, of the Issuer, which are convertible into shares of Class A Common Stock. None of the persons named in Schedule I beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: After giving effect to the closing of the Block Sale, the Reporting Person has sole voting and sole dispositive power over an aggregate of 186,473,411 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person named in Schedule I have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule I

## Signatures
- Uber Technologies, Inc.: /s/ Balaji Krishnamurthy, Chief Financial Officer (08/19/2026)